Exhibit (e)

DIVIDEND REINVESTMENT PLAN

OF

CAZ GP STAKES GROWTH FUND

CAZ GP Stakes Growth Fund, a Delaware statutory trust (the “Fund”), has adopted the following plan (the “Plan”), to be administered by Ultimus Fund Solutions, LLC and its affiliates (the “Plan Administrator”), with respect to dividends and other distributions declared by its Board of Trustees (the “Board”) on the Fund’s common shares of beneficial interest (each, a “Common Share” and, collectively “Common Shares”).

Participation requires no action on the part of a shareholder, and a shareholder who does not wish to participate must “opt out” of the Plan, thereby electing to receive cash dividends.

1.           All cash dividends or other distributions hereafter declared by the Board, net of any applicable withholding tax, shall be automatically reinvested in additional Common Shares, and no action shall be required on the part of a shareholder who has not opted out of the Plan (a “Participant”) to receive a distribution in Common Shares.

2.          Such distributions shall be payable on such date or dates as may be fixed from time to time by the Board to shareholders of record at the close of business on the record date established by the Board for the distribution involved.

3.           With respect to each distribution pursuant to this Plan, subject to the provisions of the Investment Company Act of 1940, as amended, the Fund intends to use primarily newly issued Common Shares to implement the Plan. The number of Common Shares to be issued to a Participant is determined by dividing the total dollar amount of the distribution payable to such Participant by the net asset value (“NAV”) per Common Shares determined on the valuation date fixed by the Board of for such distribution. The number of Common Shares to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of the shareholders have been tabulated.

4.          The Plan Administrator shall establish an account for Common Shares acquired pursuant to the Plan for each Participant. The Plan Administrator shall hold each Participant’s shares, together with the shares of other Participants, in non-certificated form. The Plan Administrator shall not issue share certificates to any Participant.

5.          The Plan Administrator shall confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than 30 business days after the payable date. Each Participant may from time to time have an undivided fractional interest (computed to three decimal places) in a Common Share, and distributions on fractional shares shall be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator shall adjust for any such undivided fractional interest in cash at the NAV per Common Shares at the time of termination determined in accordance with Paragraph 3 hereof.

6.           In the event that the Fund makes available to its shareholders rights to purchase additional shares or other securities, the shares held by the Plan Administrator for each Participant under the Plan shall be added to any other shares held by the Participant in calculating the number of rights to be issued to the Participant. Transaction processing may be either curtailed or suspended until the completion of any stock dividend, stock split or corporate action.

7.           The Plan Administrator’s service fee, if any, and expenses for administering the Plan shall be paid for by the Fund. Except as explicitly provided herein, there will be no brokerage charges or other charges to Participants.

8.           Each Participant may elect to receive an entire distribution in cash by notifying the Plan Administrator in writing so that such notice is received by the Plan Administrator no later than three business days prior to the record date for such distribution to shareholders.

9.          Each Participant may terminate the Participant’s account under the Plan by so notifying the Plan Administrator by submitting a letter of instruction terminating the Participant’s account under the Plan to the Plan Administrator. Such termination shall be effective immediately if the Participant’s notice is received by the Plan Administrator at least three business days prior to the record date for any distribution; otherwise, such termination shall be effective only with respect to any subsequent distribution. The Plan may be terminated or amended by the Fund upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend by the Fund. Upon any termination, the Plan Administrator shall cause the Common Shares held for the Participant under the Plan to be delivered to the Participant.

10.         These terms and conditions may be amended or supplemented by the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by providing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of the Participant’s account under the Plan. Any such amendment may include an appointment by the Plan Administrator in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving distributions, the Fund shall be authorized to pay to such successor agent, for each Participant’s account, all distributions payable on shares of the Fund held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

11.         The Plan Administrator shall at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it with respect to purchases and sales of Common Shares under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Plan Administrator’s negligence, bad faith or willful misconduct or that of its employees or agents.

12.         These terms and conditions shall be governed by the laws of the State of Delaware.

May 27, 2026

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